CUSIP No. 81171710-8                   13D                     Page 2 of 5 Pages
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO 13d-1 (A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)

                     Seacoast Banking Corporation of Florida
--------------------------------------------------------------------------------

                      Class A Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   81170710-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Dennis S. Hudson, III, 2341 NW Bay Colony Court, Stuart, Florida 34994
                             Telephone: 561-288-6085
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1(g), check the following box [ ].

         Note: Scheduled filed in paper format shall include an original and five copies of the schedule, including all exhibits. See Rule 13d-1 (b) for other parties to whom copies are to be sent.

                                                 (Continued on following pages)

                               (Page 1 of 6 Pages)
-----------------

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Dennis S. Hudson, III
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------


3        SEC USE ONLY
--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

                  Not applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2 (d) OR 2 (e)                                              [   ]
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                      7          SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED                   80,387 (1)
   BY EACH REPORTING PERSON WITH
                                      8          SHARED VOTING POWER
                                                     339,933 (1)
                                      9          SOLE DISPOSITIVE POWER
                                                      80,387 (1)
                                      10         SHARED DISPOSITIVE POWER
                                                     339,933 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  418,320 (1)   (See Item 5 below)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.9% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------
SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The number of shares disclosed in items 7-11 and the percentage in item 13, include shares of Class A Common Stock and shares of Class B Common Stock because the shares of Class B Common Stock are convertible into shares of Class A Common Stock at any time upon request of the holder.

Item 1.           Security and Issuer.

                  This statement relates to shares of the Class A Common Stock, par value $0.10 per share (the "Class A Common Stock"), of Seacoast Banking Corporation of Florida, a Florida corporation, (the "Company"). The Company's principal executive offices are located at 815 Colorado Avenue, P. O. Box 9012, Stuart, Florida 34995-9012.

Item 2.           Identity and Background.

                  Mr. Dennis S. Hudson, III currently resides at 2341 NW Bay Colony Court, Stuart, Florida 34994. Mr. Hudson currently serves as President and Chief Executive Officer and as a director of the Company, and as Chief Executive Officer and Chairman and director of its subsidiary, First National Bank and Trust Company of the Treasure Coast (the "Bank"). Mr. Hudson has been a director of the Company since 1984 and a director of the Bank since 1984. Mr. Hudson is a citizen of the United States.

                  During the last five years, Mr. Hudson has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.           Purpose of Transaction.

                  As of October 6, 2000, Mr. Hudson contributed 1,149 shares of Class B Common Stock to Sherwood Partners, Ltd., a Florida limited partnership that is a family partnership (the "Partnership"), in exchange for partnership units representing Mr. Hudson's General Partnership interest in the Partnership. The Partnership was formed in 1999 to maintain continuity of control of the Company by Mr. Hudson's family.

                  On July 27, 2000, Mr. Hudson's parents, Mr. Dennis S. Hudson, Jr. and Mrs. Anne P. Hudson, together contributed 7,029 shares of Class A Common Stock and 104,483 shares of Class B Common Stock, par value $0.10 per share ("Class B Common Stock"), to the Partnership in exchange for partnership units representing Limited Partnership interests in the Partnership. For further information regarding the Partnership and the interests of the other partners, see Item 5 below.

                  The shares of Class B Common Stock have 10 votes per share and are convertible into shares of Class A Common Stock at any time at the request of the holder.

                  The Partnership may acquire additional shares of Class A and/or Class B Common Stock from time to time.

Item 5.           Interest in Securities of the Company.

                  Under the Commission's rules and regulations, Mr. Hudson, as of the date of this filing, may be deemed to be the beneficial owner of a total of 289,510 shares of the Class A Common Stock, representing approximately 6.6% of the issued and outstanding shares of the Class A Common Stock. With respect to 9,509 of such shares, Mr. Hudson has sole voting and dispositive powers. The Partnership holds 219,301 shares of Class A Common Stock and Mr. Hudson shares voting and dispositive powers with the other General Partners, his parents, Dennis S. Hudson, Jr. and Anne P. Hudson. Mr. Hudson disclaims beneficial interest in all shares held by the Partnership except to the extent of his partnership interests. Mr. Hudson has the right to acquire 60,700 shares of Class A Common Stock by exercising options that are exercisable within 60 days of the date hereof.

                  Under the Commission's rules and regulations, Mr. Hudson, as of the date of this filing, may be deemed to be the beneficial owner of a total of 128,810 shares of the Class B Common Stock, representing approximately 35.9% of issued and outstanding shares of the Class B Common Stock. With respect to 8,178 of such shares, Mr. Hudson has sole voting and dispositive powers. The Partnership holds 120,632 shares of Class B Common Stock and Mr. Hudson shares voting and dispositve powers with the other General Partners, his parents, Dennis S. Hudson, Jr. and Anne P. Hudson. Mr. Hudson disclaims beneficial interest in all shares held by the Partnership except to the extent of his partnership interests.

                  As a General Partner of the Partnership, Mr. Hudson shares voting and investment powers with the other General Partners, his parents. The General Partners together have exclusive control of the Partnership, subject to the approval of two-thirds of the Limited Partners, in certain circumstances. Mr. Hudson's parents and certain trusts are the only Limited Partners at this time. Mr. Hudson shares a beneficial interest in the trusts with his brother and two sisters. As a result of being a General Partner, Mr. Hudson is deemed to be the beneficial owner of all of the shares held by the Partnership, although, as stated above, he disclaims beneficial ownership in all shares held by the Partnership except to the extent of his partnership interests.

                  Other than the transfers described in Item 4 above, Mr. Hudson has not engaged in any other transactions relating to the Class A or Class B Common Stock during the 60 day period preceding the date of filing this statement.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                  Except as described herein, Mr. Hudson has no contract, arrangement, understanding or relationship with an other person with respect to shares of Class A or Class B Common Stock, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                  Mr. Hudson's parents contemplate that they will transfer their Limited Partnership interests in the Partnership from time to time to trusts for the benefit of their family members, thereby transferring indirect, beneficial interest in the shares of the Company held by the Partnership.

Item 7.           Material to be Filed as Exhibits.

                  None.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  February 28, 2001

                  ---------------------------------------------------------
                                                 Date
                  /s/ Dennis S. Hudson, III

                  ---------------------------------------------------------
                                               Signature
                  Dennis S. Hudson, III

                  ---------------------------------------------------------
                                              Name/ Title

       Attention: International misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)